

SEC [barcode] COMMISSION
[illegible]549

02004912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2002
WASH. D.C.
354

SEC FILE NUMBER
8- 52502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EQUITY TRADING ONLINE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FIFTH AVENUE, SUITE 630
(No. and Street)

NEW YORK	NY	10118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BARNETT (212) 223-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POVOL AND FELDMAN, CPA, PC
(Name – *if individual, state last, first, middle name*)

5 DAKOTA DRIVE, SUITE 207	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gary Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Trading Online, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FLORENCE D. McCALLISTER
Notary Public, State of New York
No. 01MC5050129
Qualified in Nassau County
Commission Expires 10/02/05

Florence D. McCallister
Notary Public

Gary Roth
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY TRADING ONLINE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

EQUITY TRADING ONLINE, LLC

TABLE OF CONTENTS

DECEMBER 31, 2001

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equity Trading Online, LLC

We have audited the accompanying statement of financial condition of Equity Trading Online, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

W conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Equity Trading Online, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Povol and Feldman, CPA, PC

Lake Success, New York
February 15, 2002

EQUITY TRADING ONLINE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

	2001
Current Assets:	
Cash and cash equivalents	$ 204,080
Marketable securities	2,088,115
Due from clearing broker	23,749
Interest receivable	34,071
Prepaid expenses	1,145
Total Current Assets	2,351,160
Other Assets:	
Deposits with clearing broker	30,000
Subordinate loan receivable	1,400,000
Total Other Assets	1,430,000
Total Assets	$ 3,781,160

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Due to clearing broker	$ 1,994,112
Accrued expenses payable	23,773
Total Current Liabilities	2,017,885
Subordinate loan payable	1,400,000
Members' Equity	363,275
Total Liabilities and Members' Equity	$ 3,781,160

See the accompanying notes and auditors' report.

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Equity Trading Online, LLC (ET, the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. ET was formed under the Limited Liability Company laws of the State of New York on May 19, 2000 (inception), and operates two divisions. The first division, began operating January 2001 and is engaged in providing a low cost, state-of-the-art vehicle for online and/or on site trading, for which ET generates commissions for clearing trades. The second division began operating in September 2001 and trades for its own account on margin in high-grade municipal bonds generating interest income and trading gains and losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents, and amounted to approximately $126,000 and $145,000 at December 31, 2001 and 2000, respectively.

Marketable Securities

All marketable securities are classified as available for sale, and are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported separately.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting differences between cost and fair market value are included in operations.

Income Taxes

The Company operates as an LLC and files its tax returns as a partnership. State and local taxes are expensed as incurred.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, clearing deposits, and the bank trading account. The Company maintains its cash in two financial institutions. At December 31, 2001 and 2000, approximately $104,000 and $45,000, respectively were in excess of federally insured amounts. The Company's clearing deposit was maintained by Computer Clearing Services, Inc. The Company manages this risk by monitoring the performance of the clearing broker. The Muni-division of ET trades solely in municipal bonds.

NOTE 2 - DUE FROM CLEARING BROKER:

Due from clearing broker represents monies due for commissions earned in which the Company acted as the trading broker incurred for executed trades.

The balance is paid by the 15th of the following month and amounted to $23,749 at December 31, 2001.

NOTE 3 - TRADING ACCOUNT ON MARGIN

The Muni-division of ET trades high quality municipal bonds on margin. The investments made and the assets of the Company collateralize the margin account. At December 31, 2001, the trading securities exceeded the margin account by approximately $94,000. During the period September 14 through December 31, 2001, ET incurred approximately $22,000 in interest charges.

NOTE 4 - SUBORDINATE LOAN RECEIVABLE

ET is able to extend trading capital through its clearing house based upon its asset base. In August 2001, the Company received a $1,400,000 three-year secured demand loan from a member, which is fully collateralized by municipal bonds, to act as collateral for trading on margin in its municipal trading division (MTD). This loan is callable should the MTD sustain a loss in excess of $50,000. The amount of the underlying collateral to the loan receivable amounted to approximately $1,599,000 at December 31, 2001, and the MTD did not suffer any loss for the year then ended.

NOTE 5 – SUBORDINATE LOAN PAYABLE

In connection with the receipt of the loan receivable, the Company issued a $1,400,000 three-year secured demand loan to that member. However, upon the receipt of any called portion of the loan receivable, the amount of this loan payable is reduced and is converted to equity contributed by that member. The loan is non-interest bearing and is subordinated to the margin trading account liability .

NOTE 6 – RELATED PARTY TRANSACTIONS

Advancement Fees

The Company entered into a services agreement with a company related by common ownership on August 1, 2001, on a continuous basis. The terms of the agreement grant ET to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the related company. In return, the Company pays an administrative servicing fee amounting to $15,000 per month.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001 and 2000, the Company had net capital and net capital requirements of $1,532,758 and $100,000, respectively. The Company's net capital ratio was .016 at December 31, 2001. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – Computer Clearing Services, Inc.

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.